P&O
Established 1837

Company Secretariat
The Peninsular and Oriental
Steam Navigation Company
78 Pall Mall
London SW1Y 5EH

Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7839 9338
Email secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall,
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

11 November 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington
D.C. 20549
USA

82-2083

Dear Sirs

PRIDE OF ROTTERDAM

I enclose a copy of a news release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Liz Eddington
Company Secretariat

enc

82-2083

P&O

News Release

11 November 2005

PRIDE OF ROTTERDAM

P&O Ferries announces that it has reached agreements that will enable it to continue to operate the *Pride of Rotterdam* after the current charter expires in November 2006. *Pride of Rotterdam* and its sister ship, *Pride of Hull* operate on the Hull-Rotterdam ferry route.

Pride of Rotterdam is currently owned by Norships II CV, a Dutch partnership, which has chartered the vessel to P&O Ferries since the ship first entered service in 2001. P&O Ferries has exercised its option under the charter to acquire the vessel from the Dutch partnership for €111 million (£75 million) at the end of the charter period. Detailed terms, subject to contract, have been agreed with a third party who will buy the ship and charter it back to P&O Ferries for up to ten years. It is not expected that there will be any material change to the charter rate.

Further information: Claire Gosnell, Head of Corporate Communications
+44 (0)20 7321 4556

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